Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019

During the three-month periods ended June 30, 2020 and 2019, we had an average of 60.0 and 60.0 vessels, respectively, in our fleet. In the three-month periods ended June 30, 2020 and 2019, our fleet ownership days totaled 5,460 and 5,460 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2019	2020	Change	Change

Voyage revenue	$117.0	$111.9	$(5.1)	(4.4%)
Voyage expenses	(0.6)	(1.6)	1.0	166.7%
Voyage expenses – related parties	(1.0)	(1.5)	0.5	50.0%
Vessels’ operating expenses	(28.2)	(26.9)	(1.3)	(4.6%)
General and administrative expenses	(1.4)	(2.4)	1.0	71.4%
Management fees – related parties	(5.3)	(5.2)	(0.1)	(1.9%)
General and administrative expenses - non-cash component	(0.8)	(0.8)	–	–
Amortization of dry-docking and special survey costs	(2.2)	(2.3)	0.1	4.5%
Depreciation	(29.9)	(27.6)	(2.3)	(7.7%)
Loss on vessels held for sale	–	(79.0)	79.0	n.m.
Vessel’s impairment loss	–	(28.5)	28.5	n.m.
Foreign exchange gain / (losses)	0.1	(0.1)	(0.2)	n.m.
Interest income	0.9	0.5	(0.4)	(44.4%)
Interest and finance costs	(22.4)	(16.9)	(5.5)	(24.6%)
Income from equity method investments	2.6	4.1	1.5	57.7%
Other	0.3	(0.1)	(0.4)	n.m.
Gain / (Loss) on derivative instruments	(0.3)	0.2	0.2	166.7%
Net Income / (Loss)	28.8	(76.2)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,			Percentage
	2019	2020	Change	Change

Voyage revenue	$117.0	$111.9	$(5.1)	(4.4%)
Accrued charter revenue	2.0	7.0	5.0	250.0%
Amortization of time charter assumed	0.1	0.1	–	–
Voyage revenue adjusted on a cash basis (1)	$119.1	$119.0	$(0.1)	(0.1%)

Vessels’ operational data	Three-month period ended June 30,			Percentage
	2019	2020	Change	Change

Average number of vessels	60.0	60.0	–	–
Ownership days	5,460	5,460	–	–
Number of vessels under dry-docking	3	1	(2)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

1

Voyage Revenue

Voyage revenue decreased by 4.4%, or $5.1 million, to $111.9 million during the three-month period ended June 30, 2020, from $117.0 million during the three-month period ended June 30, 2019. The decrease is mainly attributable to revenue not earned by three vessels sold during the fourth quarter of 2019 and one vessel sold during the first quarter of 2020 and to the increased idle days of our fleet during the second quarter of 2020 compared to the second quarter of 2019; partly-offset (i) by revenue earned by three vessels acquired during the fourth quarter of 2019 and one vessel acquired during the first quarter of 2020 and (ii) increased charter rates for certain of our vessels during the second quarter of 2020 compared to the second quarter of 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 0.1%, or $0.1 million, to $119.0 million during the three-month period ended June 30, 2020, from $119.1 million during the three-month period ended June 30, 2019. Accrued charter revenue was a positive amount of $7.0 million and $2.0 million for the three-month periods ended June 30, 2020 and June 30, 2019, respectively.

Voyage Expenses

Voyage expenses were $1.6 million and $0.6 million for the three-month periods ended June 30, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.5 million and $1.0 million for the three-month periods ended June 30, 2020 and 2019, respectively. Voyage expenses – related parties represent fees of 1.25%[1] in the aggregate on voyage revenues charged by related managers and charter brokerage fees payable to a related charter brokerage company of amount less than $0.1 million, in the aggregate.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $26.9 million and $28.2 million during the three-month periods ended June 30, 2020 and 2019, respectively. Daily vessels’ operating expenses were $4,925 and $5,165 for the three-month periods ended June 30, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.4 million and $1.4 million during the three-month periods ended June 30, 2020 and 2019, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $5.2 million and $5.3 million during the three-month periods ended June 30, 2020 and 2019, respectively.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2020 amounted to $0.8 million, representing the value of the shares issued to a related manager on June 30, 2020. General and administrative expenses - non-cash component for the three-month period ended June 30, 2019, amounted to $0.8 million, representing the value of the shares issued to a related manager on June 28, 2019.

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1 0.75% until June 30, 2019

2

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $2.3 million and $2.2 million during the three-month periods ended June 30, 2020 and 2019, respectively. During the three-month period ended June 30, 2020, one vessel underwent and completed its special survey. During the three-month period ended June 30, 2019, three vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the three-month period ended June 30, 2020 and 2019 was $27.6 million and $29.9 million, respectively.

Loss on vessels held for sale

During the three-month period ended June 30, 2020, we recorded a loss of $78.7 million on three vessels that were classified as vessels held for sale as at June 30, 2020 and an additional loss of $0.3 million on one vessel that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from their sale during the next twelve-month period.

Vessel’s impairment loss

During the three-month period ended June 30, 2020, we recorded an impairment loss in relation to two of our vessels in the amount of $28.5 million. During the three-month period ended June 30, 2019, no impairment loss was recorded.

Interest Income

Interest income amounted to $0.5 million and $0.9 million for the three-month periods ended June 30, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $16.9 million and $22.4 million during the three-month periods ended June 30, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced average loan balances during the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019.

Income from Equity Method Investments

During the three-month period ended June 30, 2020, we recorded an income from the equity method investments of $4.1 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of June 30, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the three-month period ended June 30, 2019, we recorded an income from equity method investments of $2.6 million also relating to investments under the Framework Deed.

Gain/(Loss) on Derivative Instruments

The fair value of our nine-interest rate derivative instruments which were outstanding as of June 30, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2020, the fair value of these nine-interest rate derivative instruments in aggregate amounted to liability of $10.0 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in the same line of the income statement expected for the hedged item. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended June 30, 2020, a loss of $2.1 million has been included in OCI and a gain of $0.1 million has been included in Gain/(Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2020.

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Cash Flows

Three-month periods ended June 30, 2020 and 2019

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$59.4	$71.5
Net Cash Used in Investing Activities	$(5.3)	$(3.1)
Net Cash Provided by / (Used in) Financing Activities	$74.4	$(104.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2020, increased by $12.1 million to $71.5 million, from $59.4 million for the three-month period ended June 30, 2019. The increase is mainly attributable to favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.0 million and the decreased payments for interest (including swap payments) of $5.4 million during the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019; partly off-set by the increased special survey costs of $0.3 million during the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.1 million in the three-month period ended June 30, 2020, which mainly consisted by payments for upgrades for certain of our vessels; partly off-set by return of capital we received from nine entities jointly -owned with York pursuant to the Framework Deed and advance payments we received from the sale of two vessels that were classified as vessels held for sale as at June 30, 2020.

Net cash used in investing activities was $5.3 million in the three-month period ended June 30, 2019, which mainly consisted of advance payments for upgrades for certain of our vessels and return of capital we received from an entity jointly -owned with York pursuant to the Framework Deed.

Net Cash Provided by / (Used in) Financing Activities

Net cash used in financing activities was $104.7 million in the three-month period ended June 30, 2020, which mainly consisted of (a) $85.9 million net payments relating to our debt financing agreements, (b) $9.1 million we paid for dividends to holders of our common stock for the first quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2020 to April 14, 2020.

Net cash provided by financing activities was $74.4 million in the three-month period ended June 30, 2019, which mainly consisted of (a) $90.5 million of net proceeds relating to our debt financing agreements, (b) $6.9 million we paid for dividends to holders of our common stock for the first quarter of 2019 and (c) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from January 15, 2019 to April 14, 2019.

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Six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019

During the six-month periods ended June 30, 2020 and 2019, we had an average of 60.1 and 61.0 vessels, respectively, in our fleet. In the six-month period ended June 30, 2020, we accepted delivery of the secondhand containership JPO Virgo with a TEU capacity of 4,258 and we sold the containership vessel Neapolis with a TEU capacity of 1,645. In the six-month period ended June 30, 2019, we sold the container vessels MSC Pylos and Piraeus with an aggregate capacity of 7,012 TEU. In the six-month periods ended June 30, 2020 and 2019, our fleet ownership days totaled 10,935 and 11,035 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2019	2020	Change	Change

Voyage revenue	$230.0	$233.3	$3.3	1.4%
Voyage expenses	(2.5)	(4.1)	1.6	64.0%
Voyage expenses – related parties	(2.0)	(3.1)	1.1	55.0%
Vessels’ operating expenses	(58.2)	(54.8)	(3.4)	(5.8%)
General and administrative expenses	(2.7)	(3.8)	1.1	40.7%
Management fees – related parties	(10.8)	(10.5)	(0.3)	(2.8%)
General and administrative expenses - non-cash component	(1.5)	(1.5)	–	–
Amortization of dry-docking and special survey costs	(4.5)	(4.5)	–	–
Depreciation	(59.7)	(55.7)	(4.0)	(6.7%)
Gain / (Loss) on sale / disposal of vessels	(18.4)	–	(18.4)	n.m.
Loss on vessels held for sale	–	(79.2)	79.2	n.m.
Vessels’ impairment loss	(3.0)	(31.6)	28.6	n.m.
Foreign exchange losses	–	(0.2)	0.2	n.m.
Interest income	1.7	1.2	(0.5)	(29.4%)
Interest and finance costs	(45.3)	(35.4)	(9.9)	(21.9%)
Income from equity method investments	4.3	8.2	3.9	90.7%
Other	0.3	0.4	0.1	33.3%
Loss on derivative instruments	(0.6)	(2.1)	1.5	250.0%
Net Income / (Loss)	$27.1	$(43.4)

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2019	2020	Change	Change

Voyage revenue	$230.0	$233.3	$3.3	1.4%
Accrued charter revenue	0.2	7.7	7.5	n.m.
Amortization of time charter assumed	0.1	0.1	–	–
Voyage revenue adjusted on a cash basis (1)	$230.3	$241.1	$10.8	4.7%

Vessels’ operational data	Six-month period ended June 30,			Percentage
	2019	2020	Change	Change

Average number of vessels	61.0	60.1	(0.9)	(1.5%)
Ownership days	11,035	10,935	(100)	(0.9%)
Number of vessels under dry-docking	6	7

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Financial Summary” below for the reconciliation of Voyage revenue adjusted on a cash basis.

5

Voyage Revenue

Voyage revenue increased by 1.4%, or $3.3 million, to $233.3 million during the six-month period ended June 30, 2020, from $230.0 million during the six-month period ended June 30, 2019. The increase is mainly attributable to revenue earned by (i) three vessels acquired during the fourth quarter of 2019 and one vessel acquired during the first quarter of 2020, (ii) increased charter rates for certain of our vessels during the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019; partly off-set by revenue not earned by five vessels sold during the year ended December 31, 2019 and one vessel sold during the first quarter of 2020 and by increased idle days of our fleet during the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 4.7%, or $10.8 million, to $241.1 million during the six-month period ended June 30, 2020, from $230.3 million during the six-month period ended June 30, 2019. Accrued charter revenue was a positive amount of $7.7 million and $0.2 million for the six-month period ended June 30, 2020 and June 30, 2019, respectively.

Voyage Expenses

Voyage expenses were $4.1 million and $2.5 million for the six-month periods ended June 30, 2020 and 2019, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $3.1 million and $2.0 million for the six-month periods ended June 30, 2020 and 2019, respectively. Voyage expenses – related parties represent fees of 1.25%[2] in the aggregate on voyage revenues charged by related managers and charter brokerage fees payable to a related charter brokerage company of amount approximately $0.18 million, in the aggregate.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $54.8 million and $58.2 million during the six-month periods ended June 30, 2020 and 2019, respectively. Daily vessels’ operating expenses were $5,008 and $5,271 for the six-month periods ended June 30, 2020 and 2019, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.8 million and $2.7 million during the six-month periods ended June 30, 2020 and 2019, respectively, and both include $1.3 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related managers were $10.5 million and $10.8 million during the six-month periods ended June 30, 2020 and 2019, respectively.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2020 amounted to $1.5 million, representing the value of the shares issued to a related manager on March 30, 2020 and June 30, 2020. General and administrative expenses - non-cash component for the six-month period ended June 30, 2019, amounted to $1.5 million, representing the value of the shares issued to a related manager on March 29, 2019 and June 28, 2019.

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2 0.75% until June 30, 2019

6

Amortization of dry-docking and special survey

Amortization of deferred dry-docking and special survey costs was $4.5 million and $4.5 million during the six-month periods ended June 30, 2020 and 2019, respectively. During the six-month period ended June 30, 2020, seven vessels underwent and completed their special survey. During the six-month period ended June 30, 2019, six vessels underwent and completed their special survey.

Depreciation

Depreciation expense for the six-month period ended June 30, 2020 and 2019 was $55.7 million and $59.7 million, respectively.

Gain / (Loss) on sale / disposal of vessels

During the six-month period ended June 30, 2020, we recorded a gain of $0.01 million from the sale of the vessel Neapolis which was classified as asset held for sale as at December 31, 2019. During the six-month period ended June 30, 2019, we recorded an aggregate loss of $18.4 million from the sale of the container vessels Piraeus and MSC Pylos. MSC Pylos was classified as asset held for sale as at December 31, 2018.

Loss on vessels held for sale

During the six-month period ended June 30, 2020, we recorded a loss of $78.7 million on three vessels that were classified as vessels held for sale as at June 30, 2020 and an additional loss of $0.5 million on one vessel that was classified as vessel held for sale as at December 31, 2019, representing the expected loss from their sale during the next twelve-month period.

Vessels’ impairment loss

During the six-month period ended June 30, 2020, we recorded an impairment loss in relation to five of our vessels in the amount of $31.6 million, in the aggregate. During the six-month period ended June 30, 2019, we recorded an impairment loss in relation to two of our vessels in the amount of $3.0 million, in the aggregate.

Interest Income

Interest income amounted to $1.2 million and $1.7 million for the six-month periods ended June 30, 2020 and 2019, respectively.

Interest and Finance Costs

Interest and finance costs were $35.4 million and $45.3 million during the six-month periods ended June 30, 2020 and 2019, respectively. The decrease is mainly attributable to the decreased financing cost and the reduced loan balances during the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019.

Income from Equity Method Investments

During the six-month period ended June 30, 2020, we recorded an income from the equity method investments of $8.2 million representing our share of the income in jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated (the “Framework Deed”), with York. As of June 30, 2020, 13 companies are jointly-owned with York (of which, 10 companies currently own vessels). During the six-month period ended June 30, 2019, we recorded an income from equity method investments of $4.3 million also relating to investments under the Framework Deed.

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Loss on Derivative Instruments

The fair value of our nine-interest rate derivative instruments which were outstanding as of June 30, 2020 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2020, the fair value of these nine-interest rate derivative instruments in aggregate amounted to liability of $10.0 million. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in the same income statement line item as the earnings effect of the hedged item while the change in the fair value of the interest rate derivatives representing hedge components excluded from the assessment of effectiveness are recognized currently in earnings and are presented in the same line of the income statement expected for the hedged item. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the six-month period ended June 30, 2020, a loss of $8.1 million has been included in OCI and a net loss of $2.1 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2020.

Cash Flows

Six-month periods ended June 30, 2020 and 2019

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2019	2020
Net Cash Provided by Operating Activities	$107.2	$139.2
Net Cash Provided by Investing Activities	$9.3	$1.6
Net Cash Provided by / (Used in) Financing Activities	$0.9	$(135.5)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2020, increased by $32.0 million to $139.2 million, from $107.2 million for the six-month period ended June 30, 2019. The increase is mainly attributable to the increased cash from operations of $10.8 million, the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $6.0 million and the decreased payments for interest (including swap payments) of $10.1 million during the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019; partly off-set by the increased special survey costs of $3.7 million during the six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $1.6 million in the six-month period ended June 30, 2020, which mainly consisted of return of capital we received from nine entities jointly -owned with York pursuant to the Framework Deed, the proceeds we received from the sale of one vessel and advance payments we received from the sale of two vessels that were classified as vessels held for sale as at June 30, 2020; partly off-set by payments for upgrades for certain of our vessels and payment for the acquisition of one secondhand vessel.

Net cash provided by investing activities was $9.3 million in the six-month period ended June 30, 2019, which mainly consisted of proceeds we received from the sale of two vessels, return of capital we received from an entity jointly owned with York pursuant to the Framework Deed and advance payments for upgrades for certain of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $135.5 million in the six-month period ended June 30, 2020, which mainly consisted of (a) $100.5 million net payments relating to our debt financing agreements, (b) $15.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2019 and the first quarter of 2020 and (c) $1.9 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $4.2 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $4.4 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $5.1 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2019 to January 14, 2020 and January 15, 2020 to April 14, 2020.

8

Net cash provided by financing activities was $0.9 million in the six-month period ended June 30, 2019, which mainly consisted of (a) $31.3 million of net proceeds relating to our debt financing agreements (including the prepayments following the sale of two container vessels during the three-month period ended March 31, 2019), (b) $13.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2018 and the first quarter of 2019 and (c) $1.9 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $4.2 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, $4.4 million we paid for dividends to holders of our 8.75% Series D Preferred Stock and $5.2 million we paid for dividends to holders of our 8.875% Series E Preferred Stock for the period from October 15, 2018 to January 14, 2019 and January 15, 2019 to April 14, 2019.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2020, we had a total cash liquidity of $201.1 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 27, 2020, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ENSENADA (*)	2001	5,576
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Tuesday, July 28, 2020 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 4, 2020. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10146002.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 533,000 TEU, including four newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

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Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

10

Fleet List

The table below provides additional information, as of July 27, 2020, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	CAPE AKRITAS(i)	ZIM	2016	11,010	43,250	August 2020
8	CAPE TAINARO(i)	ZIM	2017	11,010	38,000	March 2021
9	CAPE KORTIA(i)	ZIM	2017	11,010	43,250	September 2020
10	CAPE SOUNIO(i)	ZIM	2017	11,010	38,000	March 2021
11	CAPE ARTEMISIO(i)	Hapag Lloyd	2017	11,010	38,750	March 2023
12	COSCO GUANGZHOU	COSCO	2006	9,469	(*)	August 2020
13	COSCO NINGBO	COSCO	2006	9,469	(*)	August 2020
14	YANTIAN (ex. COSCO YANTIAN)	COSCO	2006	9,469	(*)	August 2020
15	BEIJING (ex. COSCO BEIJING)	COSCO	2006	9,469	(*)	October 2020
16	COSCO HELLAS	COSCO	2006	9,469	(*)	August 2020
17	MSC AZOV	MSC	2014	9,403	43,000	December 2026(3)
18	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(4)
19	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(5)
20	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2026(6)
21	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(7)
22	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
23	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
24	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
25	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
26	VANTAGE	Evergreen/Hapag Lloyd	2013	8,827	41,700/32,400	September 2025(8)
27	NAVARINO	MSC	2010	8,531	23,000	March 2021
28	MAERSK KLEVEN	Maersk	1996	8,044	17,500	April 2021
29	MAERSK KOTKA	Maersk	1996	8,044	17,500	April 2021
30	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
31	KURE	COSCO	1996	7,403	9,500	October 2020
32	MSC METHONI	MSC	2003	6,724	29,000	September 2021
33	YORK	Maersk	2000	6,648	11,500	September 2020
34	KOBE (ex. MAERSK KOBE)	RCL Feeder	2000	6,648	14,500	August 2021(9)
35	SEALAND WASHINGTON	Maersk	2000	6,648	13,500	March 2022(10)
36	SEALAND MICHIGAN	Maersk	2000	6,648	13,500	March 2022(10)
37	SEALAND ILLINOIS	Maersk	2000	6,648	13,500	March 2022(10)
38	MAERSK KOLKATA	Maersk	2003	6,644	13,500	March 2022(10)
39	MAERSK KINGSTON	Maersk	2003	6,644	13,500	March 2022(10)
40	MAERSK KALAMATA	Maersk	2003	6,644	13,500	March 2022(10)
41	VENETIKO	Hapag Lloyd	2003	5,928	20,000	August 2020
42	ENSENADA (i)	Evergreen	2001	5,576	8,700	September 2020

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	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
43	ZIM NEW YORK	ZIM	2002	4,992	12,430	October 2021(11)
44	ZIM SHANGHAI	ZIM	2002	4,992	12,430	October 2021(11)
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
47	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025
48	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
49	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	13,750	January 2021
50	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	10,000	October 2020
51	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	10,000	July 2020
52	VULPECULA	OOCL	2010	4,258	7,000	December 2020
53	VOLANS	ZIM	2010	4,258	7,000	August 2020
54	JPO VIRGO	Evergreen	2009	4,258	8,600	February 2021(12)
55	VELA	OOCL	2009	4,258	7,950	August 2020
56	ULSAN	Maersk	2002	4,132	12,000	June 2021
57	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
58	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
59	LAKONIA	COSCO	2004	2,586	7,500	September 2020
60	ETOILE	(*)	2005	2,556	(*)	January 2021
61	AREOPOLIS	COSCO	2000	2,474	7,500	September 2020
62	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
63	MESSINI	Evergreen	1997	2,458	8,500	August 2020
64	ARKADIA(i)	Evergreen	2001	1,550	8,650	September 2020
65	PROSPER	TS Lines	1996	1,504	5,500	October 2020
66	MICHIGAN	MSC	2008	1,300	6,650	September 2020
67	TRADER	-	2008	1,300	-	-
68	ZAGORA	MSC	1995	1,162	(*)	August 2020
69	LUEBECK	MSC	2001	1,078	6,200	January 2021

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(13)
1	YZJ2015-2058	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
2	YZJ2015-2059	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q3 2020
3	YZJ2015-2060	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021
4	YZJ2015-2061	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)	Following scrubbers’ installation, the daily rate for MSC Azov will be increased from the current daily rate of $43,000 until December 2, 2023. The charter will also be extended for 3 years.
(4)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	Following scrubbers’ installation, the daily rate for MSC Athens will be increased from the current daily rate of $42,000 until January 29, 2023. The charter will also be extended for 3 years.
(7)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	Upon redelivery of Vantage from Evergreen in September 2020, the vessel will commence a 5 year charter with Hapag Lloyd at a daily rate of $32,400. Until then the daily charter rate will be $41,700.

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(9)	Kobe (ex Maersk Kobe) is currently in drydock. This charter rate will be earned from September 6, 2020 until expiry of the charter.
(10)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.
(11)	The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year will be determined in September 2020.
(12)	This charter rate will be earned by JPO Virgo from August 8, 2020. Until July 31, 2020 the vessel is chartered to CMA CGM at a daily charter rate of $8,950.
(13)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

13

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2019	2020	2019	2020

REVENUES:
Voyage revenue	$230,010	$233.273	$117,036	$111,869

EXPENSES:
Voyage expenses	(2,479)	(4,071)	(643)	(1,553)
Voyage expenses – related parties	(1,952)	(3,062)	(992)	(1,475)
Vessels' operating expenses	(58,164)	(54,758)	(28,200)	(26,888)
General and administrative expenses	(2,651)	(3,758)	(1,388)	(2,356)
Management fees - related parties	(10,827)	(10,521)	(5,279)	(5,199)
General and administrative expenses - non-cash component	(1,545)	(1,508)	(767)	(832)
Amortization of dry-docking and special survey costs	(4,471)	(4,537)	(2,195)	(2,330)
Depreciation	(59,761)	(55,737)	(29,906)	(27,601)
Gain / (Loss) on sale / disposal of vessels	(18,420)	10	–	–
Loss on vessels held for sale	–	(79,197)	–	(78,965)
Vessels’ impairment loss	(3,042)	(31,577)	–	(28,506)
Foreign exchange gains / (losses)	17	(207)	28	(65)
Operating income / (loss)	$66,715	$(15,650)	$47,694	$(63,901)

OTHER INCOME / (EXPENSES):
Interest income	$1,686	$1,087	$851	$440
Interest and finance costs	(45,316)	(35,367)	(22,383)	(16,900)
Income from equity method investments	4,299	8,241	2,596	4,077
Other	327	308	286	(120)
Gain / (Loss) on derivative instruments	(575)	(2,066)	(254)	181
Total other expenses	$(39,579)	$(27,797)	$(18,904)	$(12,322)
Net Income / (Loss)	$27,136	$(43,447)	$28,790	$(76,223)
Earnings allocated to Preferred Stock	(15,547)	(15,461)	(7,904)	(7,768)
Gain on retirement of Preferred Stock	–	619	–	78
Net Income / (Loss) available to common stockholders	$11,589	$(58,289)	$20,886	$(83,913)

Earnings / (Losses) per common share, basic and diluted	$0.10	$(0.49)	$0.18	$(0.70)
Weighted average number of shares, basic	113,540,975	119,927,560	114,040,870	120,319,180
Weighted average number of shares, diluted	116,490,307	119,927,560	116,990,202	120,319,180

14

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2019	2020
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$148,928	$155,668
Restricted cash	6,912	6,592
Accounts receivable	7,397	10,628
Inventories	10,546	11,369
Due from related parties	7,576	2,328
Fair value of derivatives	748	134
Insurance claims receivable	1,607	992
Asset held for sale	4,908	27,038
Time charter assumed	192	191
Prepayments and other	8,430	11,378
Total current assets	$197,244	$226,318
FIXED ASSETS, NET:
Right-of-use assets	$188,429	$193,243
Vessels and advances, net	2,431,830	2,293,249
Total fixed assets, net	$2,620,259	$2,486,492
NON-CURRENT ASSETS:
Equity method investments	$111,681	$78,360
Deferred charges, net	21,983	26,743
Accounts receivable, non-current	8,600	5,160
Restricted cash	40,031	38,837
Fair value of derivatives, non-current	605	–
Time charter assumed, non-current	1,030	936
Other non-current assets	10,525	10,301
Total assets	$3,011,958	$2,873,147
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$210,745	$167,830
Accounts payable	6,215	5,008
Due to related parties	473	339
Finance lease liabilities	16,810	16,910
Accrued liabilities	19,417	31,395
Unearned revenue	10,387	9,544
Fair value of derivatives	397	3,720
Other current liabilities	2,090	2,543
Total current liabilities	$266,534	$237,289
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,206,405	$1,174,936
Finance lease liabilities, net of current portion	119,925	111,446
Fair value of derivatives, net of current portion	433	6,297
Unearned revenue, net of current portion	7,933	16,113
Total non-current liabilities	$1,334,696	$1,308,792
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$–	$–
Common stock	12	12
Additional paid-in capital	1,351,352	1,358,640
Retained earnings / (Accumulated deficit)	60,578	(22,289)
Accumulated other comprehensive loss	(1,214)	(9,297)
Total stockholders’ equity	$1,410,728	$1,327,066
Total liabilities and stockholders’ equity	$3,011,958	$2,873,147

15

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020	2019	2020

Voyage revenue	$230,010	$233,273	$117,036	$111,869
Accrued charter revenue (1)	$191	$7,721	$2,040	$7,025
Amortization of Time-charter assumed	$95	$95	$48	$47
Voyage revenue adjusted on a cash basis (2)	$230,296	$241,089	$119,124	118,941

Adjusted Net Income available to common stockholders (3)	$39,795	$64,265	$26,215	$31,705
Weighted Average number of shares	113,540,975	119,927,560	114,040,870	120,319,180
Adjusted Earnings per share (3)	$0.35	$0.54	$0.23	$0.26

Net Income / (Loss)	$27,136	$(43,447)	$28,790	$(76,223)
Net Income / (Loss) available to common stockholders	$11,589	$(58,289)	$20,886	$(83,913)
Weighted Average number of shares	113,540,975	119,927,560	114,040,870	120,319,180
Earnings / (Losses) per share	$0.10	$(0.49)	$0.18	$(0.70)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the six-month periods ended June 30, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

16

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$27,136	$(43,447)	$28,790	$(76,223)
Earnings allocated to Preferred Stock	(15,547)	(15,461)	(7,904)	(7,768)
Gain on retirement of Preferred Stock	–	619	–	78
Net Income / (Loss) available to common stockholders	11,589	(58,289)	20,886	(83,913)
Accrued charter revenue	191	7,721	2,040	7,025
General and administrative expenses - non-cash component	1,545	1,508	767	832
Amortization of prepaid lease rentals, net	4,042	–	2,033	–
Amortization of Time charter assumed	95	95	48	47
Realized (Gain) / loss on Euro/USD forward contracts (1)	208	(78)	112	(54)
Vessels’ impairment loss	3,042	31,577	–	28,506
(Gain) / Loss on sale / disposals of vessels	18,420	(10)	–	–
Non-recurring, non-cash write-off of loan deferred financing costs	–	478	–	478
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	–	38	–
Loss on vessels held for sale	–	79,197	–	78,965
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	625	2,066	291	(181)
Adjusted Net Income available to common stockholders	$39,795	$64,265	$26,215	$31,705
Adjusted Earnings per Share	$0.35	$0.54	$0.23	$0.26
Weighted average number of shares	113,540,975	119,927,560	114,040,870	120,319,180

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

17